

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2013

Rhonda Nyhus
Chief Financial Officer
NASB Financial, Inc.
12498 South 71 Highway
Grandville, MO 64030

**Re: NASB Financial, Inc.**
**Form 10-K for Fiscal Period Ended**
**September 30, 2012**
**Filed December 14, 2012**
**File No. 000-24033**

Dear Ms. Nyhus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended September 30, 2012

Classified Assets, Delinquencies, and Allowance for Loan Loss, page 4

1. Noting the significant decline in the percentage of the allowance for loan loss to non-accruing loans and the increase in substandard loans, please tell us and revise future filings to discuss these trends and how your allowance has appropriately captured the risks reflected by them. We note your discussions surrounding the provisions made throughout the year; however, they do not appear to address these trends.

2. Please tell us and revise future filings to specifically quantify the amount of loans charged against the allowance for loan loss as a result of your adoption of the Call Report in March 2012.

3. Please tell us and revise future filings to reconcile the $74.7 million in non-accrual loans presented on page 5 to the $92.3 million in non-accrual loans presented on page 6.

4. Please tell us and revise future filings here and in the footnotes to the financial statements, as appropriate, to quantify the amount of TDRs that are on accrual status and those that are not. The table on page 5 implies all TDRs are accruing. If that is correct, please explain how all TDRs are currently accruing. Also, noting the table on page 42 of Exhibit 13 to this Form 10-K, please clarify if the TDRs identified in it as performing are also included in the $63M total of TDRs.

5. Please tell us and revise note 1 to the financial statements to specifically disclose your policy for returning TDRs to accrual status.

6. Please tell us and revise future filings to expand the statement on page 40 of Exhibit 13 to this Form 10-K that 78.6% of non-accrual loans are current and paying as agreed, clarifying the nature of these loans and why, since they are current and paying as agreed, they are classified as non-accrual.

7. Please tell us and revise future filings to include the disclosures required by ASC 310-10-50-33 and 50-34 for TDRs and in the format set forth therein.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rhonda Nyhus
NASB Financial, Inc.
April 2, 2013
Page 3


You may contact Paul Cline at (202)551-3851 or me at (202)551-3474 if you have questions regarding our comments.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant